126 # 82-2227 20-F File # 0-29382

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Us[...] for purposes of the administr[...] Some of the required inform[...] disclosed to any person or c[...] may contact the securities regu[...] [...]formation required under this form is collected on behalf of and used by the securities regulatory authorities set out below [...] securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. [...]gislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be [...]thorities or their authorized representatives. If you have any questions about the collection and use of this information, you [...] required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02076296

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MINEFINDERS CORPORATION LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 7

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 13/06/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND [...]ONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BAILEY

GIVEN NAMES: MARK H

NO.: 2930 STREET: HAYWARD DR. APT:

CITY: Bellingham

PROV.: WASHington POSTAL CODE: 98226

BUSINESS TELEPHONE NUMBER: 604 - 687 - 6263

BUSINESS FAX NUMBER: 604 - 687 - 6267

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] ONTARIO
- [X] BRITISH COLUMBIA
- [X] QUÉBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common SHARES	104,800							104,800	1	
OPtions	957,500	20/07/02	51		20,000*	1.78		937,500	1	
OPtions	937,500	06/09/02	51		15,000*	1.78		922,500	1	
Common SHARES	104,800	06/09/02	51	35,000*		1.78		139,800	1	
Common SHARES	139,800	06/09/02	11		35,000*	1.78		104,800	1	

PROCESSED OCT 02 2002 THOMSON FINANCIAL

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

*Options exercised and shares transfered to Ex-wifes account as per Divorce settlement Jan 2000; Exercised & transfered with no benifit to me.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MARK H. Bailey

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 16/09/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE